SCHEDULE 13D/A (Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 1) ASTROTECH CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
046484101
(CUSIP Number)
Thomas B. Pickens III 401 Congress Avenue Suite 1650 Telephone: (512) 485-9530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	046404101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas Boone Pickens III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
BK (please see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		4,347,406 shares
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		4,347,406 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,347,406 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 20.74%
14		TYPE OF REPORTING PERSON
IN - Individual

Item 1.

Security and Issuer

This amended statement on Schedule 13D (“Schedule 13D/A”) relates to the common stock, no par value per share (the “Common Stock”), issued by Astrotech Corporation (the “Issuer”) whose principal executive offices are located at 401 Congress Avenue, Suite 1650, Austin, Texas 78701.

Item 2.

Identity and Background

(a)

Name: This Schedule 13D/A is filed by Thomas B. Pickens III (the “Reporting Person”). The Joint Filing Statement, dated November 21, 2012, by and between Thomas B. Pickens III and Winn Interests, Ltd., has been terminated.

(b)

Residence or business address: The principal business address of the Reporting Person is 401 Congress Avenue, Suite 1650, Austin, Texas 78701.

(c)

Present principal occupation and employment: Thomas B. Pickens III is the Chief Executive Officer of the Issuer. The Issuer is a commercial aerospace company and the principal business address of the Issuer is 401 Congress Avenue, Suite1650, Austin, Texas 78701.

(d)-(e)

Criminal and Civil Proceedings: During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: United States.

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock giving rise to the filing of this statement in multiple transactions. On November 1, 2012, Mr. Pickens purchased 1,783,746 shares of Common Stock for an aggregate purchase price of $1,605,371.40. Mr. Pickens financed the acquisition of these shares by way of a loan and security agreement, dated October 24, 2012, between Mr. Pickens and PlainsCapital Bank (the “Loan and Security Agreement”), as further described in Item 6 below. On April 7, 2015, Mr. Pickens was granted 665,000 shares of Common Stock pursuant to the Company’s 2011 Stock Incentive Plan for an aggregate purchase price of $0.00, of which the Company withheld 263,340 shares of Common Stock for tax withholding purposes, resulting in a total of 401,660 shares of Common Stock granted to and beneficially owned by Mr. Pickens.

Item 4.

Purpose of Transaction

The Reporting Person acquired the common units reported herein solely for investment purposes.  The Reporting Person may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

As of April 7, 2015, Thomas B. Pickens III is the beneficial owner of 4,347,906 shares of Common Stock of the Issuer, representing approximately 20.74% of the Issuer’s issued and outstanding shares.

Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

(b) As of April 7, 2015, Thomas B. Pickens III has the power to vote and direct the disposition of 4,347,906 shares.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2(a), has effected any transactions in the common units during the past 60 days.

(d) Mr. Pickens granted to PlainsCapital Bank a first priority security interest in the 1,783,746 shares of Common Stock purchased by Mr. Pickens under the Loan and Security Agreement, as further described in Item 6.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 24, 2012 Mr. Pickens and PlainsCapital Bank entered into the Loan and Security Agreement pledging the 1,783,746 shares of Common Stock purchased by Mr. Pickens (the “Pledged Shares”) to PlainsCapital Bank as collateral for Mr. Pickens’ obligations under the Loan and Security Agreement.  The Loan and Security Agreement does not grant PlainsCapital Bank the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct the disposition of the Pledged Shares.

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing description of the Loan and Security Agreement does not purport to be complete and is qualified in its entirety by reference to the Promissory Note and the Loan and Security Agreement, which were filed as Exhibits B and C to the statement on Schedule 13D filed on November 21, 2012, and which are incorporated herein by reference.

Item 7.

Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 17, 2015

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III